Exhibit 99.1

Origin Agritech Limited Reports Unaudited Second Quarter Financial Results
For Three Months Ended March 31, 2013

Deferred revenues of core businesses increased 1.2% year-over-year

Total operating expenses decreased 14.3% year-over-year

BEIJING--/PRNewswire/--May 7, 2013--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2013. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal year 2013, the Company generated revenues of RMB27.5 million (US$4.4 million) compared with RMB14.7 million for the three months ended March 31, 2012. The year-over-year increase in revenues was mainly due to corn seed toll production businesses, contract businesses where Origin produces and processes corn seeds for other seed companies. The new Xinjiang Origin facility gives us the flexibility and capacity to expand our business in different segments and markets. We toll manufactured corn seeds during the production and processing trial run in the 2012 planting season. The majority of Origin’s revenues are recorded in the fiscal third and fourth quarters as a result of our revenue recognition policy.

Deferred revenues were RMB461.1 million (US$73.6 million) as of March 31, 2013 compared with RMB480.7 million on March 31, 2012. Deferred revenues on March 31, 2012 included RMB24.9 million of deferred government subsidies. Excluding such subsidies, deferred revenues from the Company’s core businesses increased 1.2% year-over-year.

Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the fiscal third and fourth quarters.

Gross profit for the second quarter of fiscal 2013 was RMB6.7 million (US$1.1 million) compared with a gross loss of RMB2.9 million in the second quarter of fiscal 2012. Increase in the gross profit is mainly due to the earnings from corn seed toll production in Xinjiang Origin.

Total operating expenses for the second quarter ended March 31, 2013 decreased 14.3% year-over-year to RMB30.3 million (US$4.8 million) from RMB35.3 million for the same period in 2012. Recent corporate restructuring has led to lower operating expenses. Selling and marketing expenses were RMB8.8 million (US$1.4 million) for the second quarter of fiscal 2013, a decrease of 14.4% from RMB10.3 million for the same period last year mainly due to lower advertisement and transportation costs. General and administrative expenses were RMB13.3 million (US$2.1 million) for the second quarter ended March 31, 2013, down 26.1% from RMB18.0 million one year ago. This cost decline was mainly due to expense control measures adopted since last year. Research and development expenses increased to RMB9.3 million (US$1.5 million) in the second quarter of fiscal 2013 from RMB7.6 million one year ago, mainly due to higher compensation for research staff and the addition of research personnel during the period.

Operating loss for the second quarter of 2013 amounted to RMB23.5 million (US$3.8 million) compared with an operating loss of RMB38.2 million for the same period in fiscal 2012.

Net loss for the second quarter of fiscal 2013 was RMB27.8 million (US$4.4 million), or net loss per diluted share of RMB1.19 (US$0.19), compared to a net loss of RMB37.1 million, or net loss per diluted share of RMB1.58 in the same period one year ago. Improvements in both operating results and net results were mainly due to the contribution from corn seed toll production business in Xinjiang Origin and lower operating expenses.

BALANCE SHEET

As of March 31, 2013, cash and cash equivalents were RMB188.9 million (US$30.1 million) and shareholders' equity attributable to the Company was RMB210.6 million (US$33.6 million). The Company had short-term loans of RMB125.6 million (US$20.0 million) and long-term borrowing of RMB60.6 million (US$9.7 million). Short-term loans were mainly for working capital, while long-term borrowing was used for the Xinjiang Origin corn seed production facilities.

Advances from customers were RMB290.2 million (US$46.3 million) as of March 31, 2013. These advances represent cash receipts for orders in the upcoming selling season.

The Chinese government has recently increased its efforts to support leading crop seed companies, especially companies with national

Breed-Produce-Distribute Vertically-Integrated Crop Seed Licenses (BPDVI License). As one of the first 32 companies nationwide to have been awarded the BPDVI seed license, Origin has received RMB14.1 million (US$2.2 million) in government subsidies from various levels of government during the current fiscal year. These subsidies are booked under “other payables and accrued expenses” on the balance sheets. With increasing government attention focused on crop seed technologies, further government supports are expected to help strengthen the Company’s leading position in seed technology, production, and distribution.

In February 2013, the board of directors approved a share repurchase program for open market and negotiated transactions for a 12 month period in the amount of $5 million, under which 133,854 shares were bought in the NASDAQ market as of March 31, 2013, in compliance with US securities laws.

About Origin

Founded in 1997 and headquartered in the Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This press release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, forward-looking statements can be identified by terminologies such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negation of these terms or other comparable terminologies. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of the forward-looking statements herein. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended March 31
	2012	2013
	RMB	RMB	USD

Revenues	14,736	27,524	4,391
Cost of revenues	(17,684)	(20,801)	(3,318)
Gross profit	(2,948)	6,723	1,073
Operating expenses:
Selling and marketing	(10,340)	(8,849)	(1,412)
General and administrative	(17,959)	(13,262)	(2,115)
Research and development	(7,567)	(9,338)	(1,490)
Other operating income, net	540	1,178	188
Total operating expenses	(35,326)	(30,271)	(4,829)

Loss from operations	(38,274)	(23,548)	(3,756)

Interest expense	(1,779)	(1,177)	(188)
Share of net income of equity investment	2,366	(340)	(54)
Interest income	839	20	3
Loss before income taxes	(36,848)	(25,045)	(3,995)
Income tax expense
Current	(222)	(1,456)	(232)

Deferred	-	-	-
Income tax expense	(222)	(1,456)	(232)

Net loss	(37,070)	(26,501)	(4,227)
Less: Net income (loss) attributable to the non-controlling interests	(21)	1,333	213

Net loss attributable to Origin Agritech Limited	(37,049)	(27,834)	(4,440)

Other comprehensive income (loss)
Net loss	(37,070)	(26,501)	(4,227)
Foreign currency translation difference	375	192	31
Comprehensive loss	(36,695)	(26,309)	(4,196)
Less: Comprehensive income attributable to non-controlling interests	(21)	1,333	213
Comprehensive loss attributable to Origin Agritech Limited	(36,674)	(27,642)	(4,409)

Net loss per share – basic	(1.58)	(1.19)	(0.19)

Net loss per share – diluted	(1.58)	(1.19)	(0.19)

Shares used in calculating basic and diluted net loss per share	23,382,812	23,373,458	23,373,458

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	Mar 31	September 30	Mar 31
	2012	2012	2013	2013
	RMB	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	165,245	152,789	188,924	30,137
Accounts receivable	10,111	7,065	8,990	1,434
Dividend receivable	2,100	-	-	-
Due from related parties	0	2,082	4,000	638
Advances to suppliers	16,796	7,802	18,041	2,878
Advances to growers	17,257	88,194	13,417	2,140
Inventories	569,826	282,544	649,801	103,655
Income tax recoverable	2,138	2,159	2,159	344
Other current assets	13,606	16,407	9,581	1,528
Total current assets	797,079	559,042	894,913	142,754
Land use rights, net	31,400	32,318	30,861	4,923
Plant and equipment, net	196,819	317,085	350,403	55,896
Equity investments	21,433	22,433	22,243	3,548
Goodwill	11,973	11,973	11,973	1,910
Acquired intangible assets, net	29,507	25,585	25,168	4,015
Deferred income tax assets	3,028	1,755	1,755	280
Other assets	61,417	5,246	6,828	1,089
Total assets	1,152,656	975,437	1,344,144	214,415
Liabilities and equity
Current liabilities:
Short-term borrowings	41,000	35,000	117,556	18,752
Current portion of long-term borrowings		4,000	8,000	1,276

Accounts payable	12,518	5,031	13,694	2,184
Due to growers	4,878	4,304	1,109	177
Due to related parties	3,461	2,769	17,582	2,805
Advances from customers	283,997	435,044	290,185	46,290
Deferred revenues	480,698	23,243	461,114	73,556
Income tax payable	39,060	39,060	39,060	6,231
Other payables and accrued expenses	39,563	56,744	50,736	8,093
Total current liabilities	905,175	605,195	999,036	159,364
Long-term borrowings	-	35,000	60,587	9,665
Other long-term liabilities		21,810	21,140	3,372
Total liabilities	905,175	662,005	1,080,763	172,401

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,382,812, 23,382,812 and 23,382,812 shares issued and outstanding as of March 31, 2012, September 30, 2012 and March 31, 2013 respectively)	-	-	-	-
Additional paid-in capital	396,371	397,671	398,812	63,618
Retained deficit	(171,333)	(100,967)	(151,797)	(24,214)
Treasury stock at cost (498,851 and 632,705 shares as of March 31 and September 30, 2012; and March 31, 2013, respectively)	(29,377)	(29,377)	(30,863)	(4,923)
Accumulated other comprehensive loss	(5,530)	(6,280)	(5,588)	(892)
Total Origin Agritech Limited shareholders' equity	190,391	261,047	210,564	33,589
Non-controlling interests	57,090	52,385	52,817	8,425
Total equity	247,481	313,432	263,381	42,014
Total liabilities and equity	1,152,656	975,437	1,344,144	214,415

CONTACT:
Origin Agritech Limited
James Chen,
Chief Financial Officer
james.chen@originseed.com.cn

Grayling

Shiwei Yin, 646-284-9474

shiwei.yin@grayling.com